August 16, 2017

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Metalla Royalty & Streaming Ltd. (the “Company”)
Notice Pursuant to National Instrument 51-102 - Change of Auditor
(“Notice”)

As required by National Instrument 51-102, we have reviewed the information contained in the Notice dated August 16, 2017 given by the Company to ourselves and KPMG LLP, Chartered Professional Accountants.

Based on our knowledge of such information at this date, we agree with the statements set out in the Notice.

Yours truly,

COLLINS BARROW TORONTO LLP